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VIA EDGAR Ms. Valerie Lithotomos U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Registrant”)
Registration Nos. 002-28174 and 811-01597

Dear Ms. Lithotomos:

On behalf of the Registrant, this letter is in response to the comments you relayed during our October 7, 2021 telephone conference regarding the Securities and Exchange Commission staff’s review of the Registrant’s registration statement on Form N-1A filed on September 1, 2021 (the “Registration Statement”). Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses, followed by a revised Registration Statement with bracketed or open information completed and showing changes made to the disclosure in response to the staff’s comments. The Registrant intends to file its next post-effective amendment to its registration statement on Form N-1A pursuant to Rule 485(b) under the Securities Act of 1933, effective November 15, 2021 (the “Post-Effective Amendment”).

General

1.

Comment: Please complete bracketed or open information, including, in the prospectus, (A) each Fund’s Annual Fund Operating Expenses table and expense example and (B) the market capitalization range for “small-cap companies” as defined in the “Principal Investment Strategies” section for Steward Small Cap Growth Fund, and provide such information for the staff’s review at least five days prior to filing the Post-Effective Amendment.

Response: Bracketed or open information, including, in the prospectus, (A) each Fund’s Annual Fund Operating Expenses table and expense example and (B) the market capitalization range for “small-cap companies” as defined in the “Principal Investment Strategies” section for Steward Small Cap Growth Fund, has been completed and is included in the revised Registration Statement that follows this letter.

Prospectus

2.

Comment: Please disclose in an appropriate location in the prospectus or the SAI the exclusive federal forum provision of the Registrant’s Amended and Restated Bylaws (the “Bylaws”) and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Ms. Valerie Lithotomos

November 8, 2021

this provision given that the Securities Act of 1933 and the Investment Company Act of 1940 permit shareholders to bring claims arising from these Acts in both state and federal courts).

Response: The Registrant has added the following disclosure regarding the exclusive forum provision of the Bylaws in the “Additional Fund Details” section of the prospectus:

Exclusive Forum for Litigation

SFI’s Amended and Restated Bylaws provide that the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland shall be the sole and exclusive forum for (a) any internal corporate claim (as that term is defined in Section 1-101 of the Maryland General Corporation Law), (b) any derivative action or proceeding brought on behalf of SFI, (c) any action asserting a claim of breach of any duty owed by any director, officer or agent of SFI to SFI or to the shareholders of SFI, (d) any action asserting a claim against SFI or any director, officer or agent of SFI arising pursuant to any provision of the Maryland General Corporation Law or SFI’s charter or bylaws, or (e) any action asserting a claim against SFI or any director, officer or agent of SFI that is governed by the internal affairs doctrine. Other investment companies may not be subject to similar restrictions. The designation of an exclusive forum for litigation may make it more expensive for a shareholder to bring a suit than if the shareholder were permitted to select another jurisdiction. Also, the designation of an exclusive forum for litigation limits a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more convenient and favorable to the shareholder. It is possible that a court may choose not to enforce these provisions of SFI’s Amended and Restated Bylaws.

3.	Comment: For the staff’s information, please supplementally provide the text of the exclusive forum provision of the Bylaws.

Response: The text of the exclusive forum provision of the Bylaws is included below:

ARTICLE XII

Exclusive Forum For Certain Litigation

12.1 Exclusive Forum for Certain Litigation. [Unless] [t]he Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any internal corporate claim (as that term is defined in Section 1-101 of the Maryland General Corporation Law, (b) any derivative action or proceeding brought on behalf of the Corporation, (c) any action asserting a claim of breach of any duty owed by any director, officer or agent of the Corporation to the Corporation or to the stockholders of the Corporation, (d) any action asserting a claim against the Corporation or any director, officer or agent of the Corporation arising pursuant to any provision of the Maryland General Corporation Law or the charter or these Bylaws, or (e) any action asserting a claim against the Corporation or any director, officer or agent of the Corporation that is governed by the internal affairs doctrine.

Ms. Valerie Lithotomos

November 8, 2021

4.

Comment: For each Fund, consider moving the paragraphs relating to Class A shares and Class C shares, which currently follow the Fund’s Shareholder Fees table, to footnotes under the Fund’s Annual Fund Operating Expenses table.

Response: The Registrant has made the requested change for each Fund.

5.

Comment: Confirm that the expense limitations that are disclosed in a footnote to each Fund’s Annual Fund Operating Expenses table will continue for at least one year from the effective date of the Post-Effective Amendment.

Response: The Registrant confirms that the expense limitations that are disclosed in a footnote to each Fund’s Annual Fund Operating Expenses table will continue for at least one year from the effective date of the Post-Effective Amendment.

6.	Comment: Confirm that each Fund’s expense example will reflect the Fund’s expense limitations only for the contractual period of the applicable expense limitation agreement.

Response: The Registrant confirms that each Fund’s expense example will reflect the Fund’s expense limitations only for the contractual period of the applicable expense limitation agreement.

7.

Comment: Confirm with respect to each Fund that, to the extent the Fund invests in Acquired Funds, as defined in Instruction 3(f)(i) to Item 3 of Form N-1A, the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds are not expected to exceed 0.01% (one basis point) of average net assets of the Fund, or include such fees as a separate line item in the Fund’s Annual Fund Operating Expenses table.

Response: The Registrant confirms with respect to each Fund that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds, if any, are not expected to exceed 0.01% (one basis point) of average net assets of the Fund.

8.

Comment: In the “Principal Investment Strategies” section for Steward Equity Market Neutral Fund, disclose a policy to invest, under normal market circumstances, at least 80% of the Fund’s assets in equity securities, consistent with Rule 35d-1 under the Investment Company Act of 1940.

Response: The Registrant has revised the first paragraph of the “Principal Investment Strategies” section for Steward Equity Market Neutral Fund as follows (changes are underlined and in bold):

The Fund pursues its investment objective utilizing a market neutral strategy, the goal of which is to generate absolute returns that are due primarily to stock selection, rather than the returns and direction of the stock market. Under normal market conditions, the Fund invests at least 80% of its assets in equity securities.* The Fund implements its market neutral strategy by establishing long and short positions in a diversified portfolio of equity securities, subject to the limitations of the Fund’s values-based screening policies on long positions (see “Values-based Screens” below). Substantially all of the equity securities in which the Fund takes long and short positions will be included in the Russell 1000® Index at the time of purchase. As a result, the Fund will invest significantly in large-capitalization companies. The Fund may invest a portion of

Ms. Valerie Lithotomos

November 8, 2021

its assets in small- and mid-cap companies. The Fund may also invest in other investment companies and real estate investment trusts.

* The 80% is measured as of the time of investment and is applied to the value of the Fund’s net assets plus the amount of any borrowings for investment purposes. For purposes of this limit, investments include those made directly or through other investment companies that have substantially similar 80% policies. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this policy.

9.

Comment: Add disclosure regarding the risks of investing in large-cap companies in the “Principal Risks of Investing in the Fund” section for each of Steward Equity Market Neutral Fund, Steward Large Cap Core Fund, Steward Large Cap Growth Fund and Steward Large Cap Value Fund.

Response: The Registrant has added the following disclosure to the “Principal Risks of Investing in the Fund” section for each of the Funds listed above and to the “Principal Risks” section with respect to each of those Funds:

Large-Cap Companies Risk – Investments in large-cap companies are subject to the risks of equity securities. Large-cap companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

*    *     *

If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten

cc:	Jim A. Coppedge (Steward Funds, Inc.)
Jessica Gunter (Steward Funds, Inc.)
Jake W. Wiesen (Vedder Price P.C.)